

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Martyn Smith
Interim Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

  Re: Avis Budget Group, Inc.
    Form 10-K for the Year Ended December 31, 2017
    File No. 001-10308

Dear Mr. Smith:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Transportation and Leisure